[Invesco Letterhead]
11 Greenway Plaza
Suite 1000
Houston, TX  77046

July 16, 2021

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street NE
Washington, DC  20549

Re:	Invesco Dynamic Credit Opportunity Fund (the “Registrant”)
Registration Statement on Form N-14 8C
File No. 333-256541

Ladies and Gentlemen:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Registrant and Invesco Distributors, Inc., the distributor of the Registrant’s shares, hereby request acceleration of the effective date of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 8C (the “Registration Statement”) so that the Registrant’s Registration Statement may be declared effective on July 16, 2021, or as soon as practicable thereafter.

Please contact Kenneth L. Greenberg, of Stradley Ronon Stevens & Young, LLP at (215) 564-8149, with respect to this acceleration request or, in his absence, contact me at (404) 493-3463.

[Signature Page Follows]

Very truly yours,

Invesco Dynamic Credit Opportunity Fund	Invesco Distributors, Inc.

/s/ Jeffrey H. Kupor	/s/ Jeffrey H. Kupor
Jeffrey H. Kupor, Esq.	Jeffrey H. Kupor, Esq.
Senior Vice President, Chief Legal Officer and Secretary	Secretary

cc:	A. Ruffle, Esq.
E. Nelson, Esq.
T. Edwards, Esq.
Matthew R. DiClemente, Esq.
Mena Larmour, Esq.